Exhibit 1

MIND CTI to Acquire German Based Message Mobile

Yoqneam, Israel, March 26, 2019 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced that it has signed a definitive agreement to acquire Message Mobile GmbH, a leading provider of enterprise messaging, communication and payment solutions, based in Lüneburg, Germany.

Message Mobile, an independent subsidiary of the Materna Information & Communications SE in Dortmund, Germany, is an international specialist for customized mobile communication solutions with more than 15 years’ experience in the mobile industry. Its messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, instant messaging or voice. Message Mobile allows enterprises to communicate with and send marketing messages to customers via instant messenger services like WhatsApp, Facebook Messenger and Telegram. Message Mobile also offers mobile payment solutions that use phone bill charging for a wide range of applications such as mobile parking payment.

Monica Iancu, Chief Executive Officer of MIND, commented: “We are thrilled with this acquisition that satisfies the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters. We believe that messaging needs are expanding worldwide, be it in traditional text (SMS) or in instant messaging. We expect that Message Mobile’s solid reputation and proven expertise in the German market, its strong existing customer relationships, and the great team of highly experienced professionals in the mobile messaging industry located in Germany puts MIND in a good position for increased success in the European markets. Given our cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and continue with our dividend policy and at the same time continue targeting potential acquisitions that could benefit the company’s growth.”

Message Mobile will operate as the German headquarters for MIND and will be led by Gilad Parness, VP Enterprise Solutions, a member of the current MIND management team. Gilad has been with MIND since 2004, leading engineering, support and sales teams. Dr. Martin Hecker, Message Mobile’s founder, will continue consulting the MIND group for the foreseeable future.

“The team at Message Mobile is definitely enthusiastic about becoming part of a publicly listed company with global reach, financial strength and focused on our markets. This transaction allows Message Mobile to reach a new level of professionalism by combining the strengths of the two companies. We will be able to refine our products and services and we will have the unique chance to put our growth strategy into practice,” said Dr. Martin Hecker, “and our existing and potential customers will benefit from the extended capabilities.”

MIND acquires Message Mobile for up to approximately $3 million in total, $2.25 million in cash and approximately $0.75 million in 345,908 MIND shares to Dr. Martin Hecker, Message Mobile’s founder. The transaction is expected to be marginally accretive to our earnings per share, excluding acquisition-related items, in fiscal 2019 and thereafter. MIND’s financial results will include the acquired company’s results starting the second quarter of 2019.

The acquisition is anticipated to be completed shortly, subject to customary closing requirements.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risk that the proposed acquisition will not be consummated due to the failure to satisfy the closing conditions or otherwise, that the acquisition will not succeed in achieving its intended goals due to competitive, personnel, technological or other integration issues and the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com